NO ACT

PO
12-17-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



January 16, 2010

Elizabeth W. Powers
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-16-10

Re: MDU Resources Group, Inc.
Incoming letter dated December 17, 2009

Dear Ms. Powers:

This is in response to your letter dated December 17, 2009 concerning the shareholder proposal submitted to MDU Resources by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

January 16, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MDU Resources Group, Inc.
Incoming letter dated December 17, 2009

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for or against any proposal in compliance with applicable laws.

There appears to be some basis for your view that MDU Resources may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that MDU Resources will provide shareholders at MDU Resources' 2010 Annual Meeting with an opportunity to approve amendments to MDU Resources' Certificate of Incorporation. Accordingly, we will not recommend enforcement action to the Commission if MDU Resources omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which MDU Resources relies.

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6022

DEWEY & LEBOEUF

tel +1 212 259 8662
fax +1 212 649 9476
epowers@dl.com

1934 Act
Rule 14a-8(i)(10)
Rule 14a-8(i)(9)

December 17, 2009

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
shareholderproposals@sec.gov

Re: MDU Resources Group, Inc. — Armstrong Stockholder Proposal

Ladies and Gentlemen:

We are writing on behalf of MDU Resources Group, Inc., a Delaware corporation (the "Company"), with regard to a stockholder proposal (the "Proposal") and a supporting statement (the "Supporting Statement") submitted by Mr. Gerald R. Armstrong (the "Proponent") in connection with the Company's annual meeting of stockholders to be held on April 27, 2010 (the "2010 Annual Meeting"). We believe that the Proposal and the Supporting Statement may be properly excluded from the Company's proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(9) under the Securities Exchange Act of 1934, as amended. We request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal and the Supporting Statement.

Copies of the Proposal and Supporting Statement are attached hereto as Exhibit A, and copies of all correspondence between the Company and the Proponent are attached hereto as Exhibit B.

We are forwarding a copy of this letter and all exhibits to the Proponent as required.

The Proposal

The Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for or against any proposal in compliance with applicable laws."

Charter and Bylaws

Charter

Article TWELFTH of the Company's Restated Certificate of Incorporation, as amended (the "Charter") contains so-called "fair price" provisions with respect to a business combination with an interested stockholder, each as defined in the Charter, and requires the application of the fair price provisions to such business combination and approval of the business combination by four-fifths of the outstanding voting stock, unless the business combination is approved by two-thirds of the continuing directors.

Article FIFTEENTH requires that amendments of certain provisions of the Charter be approved by four-fifths of the outstanding voting stock, unless the amendments are recommended to stockholders by two-thirds of the continuing directors.

Article NINTH requires approval by a majority of the outstanding voting stock of the sale of all the Company's assets.

Article ELEVENTH provides for approval, by "a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders," of any compromise or arrangement between the Company and its creditors and any reorganization of the Company.

Article FOURTH includes provisions that require approval by a majority or two-thirds of the outstanding shares of preferred and preference stocks, as a class or by series, of specified corporate actions or amendments to the Charter that affect their rights.

Bylaws

Section 2.07 of the Company's Bylaws (the "Bylaws") provides that "the vote of the holders of a majority of the stock having voting power, present in person or represented by proxy, shall decide any question brought before the meeting, unless the question is one upon which, by express provision of the statutes, the Certificate of Incorporation or these Bylaws, a different vote is required."

Grounds for Exclusion

We believe that the Proposal and the Supporting Statement may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal, and pursuant to Rule 14a-8(i)(9), because the Proposal conflicts with a Company proposal to be submitted to stockholders at the 2010 Annual Meeting.

Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The rule "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. SEC Release No. 34-40018 at n.30 (May 21, 1998).

The Staff has stated that, in determining whether a stockholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. See, e.g., Johnson & Johnson (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of stockholders to call a special meeting where the proposal stated that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of stockholders to call a special meeting). See also Hewlett-Packard Company (December 11, 2007); Anheuser-Busch Cos., Inc. (January 17, 2007); and Bristol-Myers Squibb Co. (March 9, 2006).

After receipt of the Proposal, the Company's Board, at its meeting on November 12, 2009, reviewed the stockholder voting requirements in the Charter and Bylaws, adopted resolutions containing the proposed amendments (the "Amendments") to the Charter to eliminate the stockholder voting requirements as described below, declared their advisability and directed that the Amendments be submitted to stockholders for approval at the 2010 Annual Meeting. The resolutions are attached hereto as Exhibit C.

The Amendments would (i) delete in their entirety Article TWELFTH, which contains the "fair price" provisions and a four-fifths vote requirement for approval of certain business combinations, and Article FIFTEENTH, which also contains a four-fifths vote requirement for amendments to certain provisions of the Charter and (ii) make technical amendments to Articles

THIRTEENTH and FOURTEENTH as a result of the deletion of Articles TWELFTH and FIFTEENTH.

The Board did not propose amendments to (i) Article NINTH, which requires approval by a majority of the outstanding voting stock for a sale of the Company's assets, because that is the vote required by Section 271(a) of the Delaware General Corporation Law ("DGCL"); (ii) Article ELEVENTH, because it uses the voting standard set forth in Section 102(b)(2) of the DGCL; or (iii) Section 2.07 of the Bylaws, which states the general voting standard specified by Section 216(2) of the DGCL. Since the Proposal requests that the amendments be made in compliance with applicable laws and amendments to these provisions would reduce the voting requirements below what is specified in the Delaware statutes, we do not believe that amendments to these provisions are within the scope of the Proposal. In addition, the Staff has regularly permitted companies to exclude supermajority voting proposals from their proxy materials pursuant to Rule 14a-8(i)(10) when in implementation of the proposals companies reduced the supermajority vote requirements in their charters to a majority of the outstanding shares, rather than a majority of votes cast. See, e.g., Sun Microsystems (August 28, 2008); Applied Materials, Inc. (December 19, 2008); and NiSource Inc. (March 10, 2008), in each case allowing the exclusion under Rule 14a-8(i)(10) of a stockholder proposal that was substantially similar to the Proposal. The Board also took no action with respect to the preferred and preference stock voting provisions in Article FOURTH of the Charter. The holders of preferred stock do not have general voting power, except in the case of dividend arrearages, and the voting rights provided to particular series of preferred stock in connection with certain corporate actions are designed to protect the interests of those stockholders, reflect the terms negotiated with the preferred stock investors at the time of issuance and are not subject to amendment without approval of the holders of the outstanding class and/or series of preferred stock affected by any such amendments. The preference stock also does not have general voting power; no preference stock is outstanding; and its voting standard is a majority of the outstanding shares, which as discussed above has not prevented the exclusion of proposals pursuant to Rule 14a-8(i)(10).

After adoption of the resolutions by the Board, the Company filed a Current Report on Form 8-K on November 17, 2009 disclosing the Board's action and stating that the Amendments would be submitted to stockholders for approval at the 2010 Annual Meeting. The Company also notified the Proponent and requested that he withdraw the Proposal.

With respect to supermajority voting proposals, the Staff has consistently permitted companies to exclude these proposals from their proxy materials based on (i) actions taken by the board of directors to approve amendments to the company's certificate of incorporation to eliminate the supermajority vote requirements and (ii) the board's representation that the amendments would be submitted to the stockholders for approval at the next annual meeting and that the board would recommend that stockholders vote in favor of the amendments. See, e.g., Applied Materials, Inc. (December 19, 2008); Sun Microsystems (August 28, 2008); H.J. Heinz Company (May 20, 2008); and NiSource Inc. (March 10, 2008), in each case allowing the exclusion under Rule 14a-8(i)(10) of a stockholder proposal that was substantially similar to the

Proposal. In addition, since the standard for exclusion is substantial implementation, the Board's decisions with respect to amendments of Articles FOURTH, NINTH and ELEVENTH, to the extent that they are considered to be within the scope of the Proposal, should not prevent the Company from excluding the Proposal pursuant to Rule 14a-8(i)(10).

By adopting the resolutions as described above, directing that the Amendments be submitted to stockholders for approval at the 2010 Annual Meeting and representing that the Board would recommend that stockholders vote in favor of the Amendments, the Board has taken all steps necessary to substantially implement the Proposal, to the extent that it may do so in compliance with applicable laws. We, therefore, believe that the Proposal and Supporting Statement may be properly excluded from the Company's proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(10).

Rule14a-8(i)(9)

Rule 14a-8(i)(9) permits a company to exclude a stockholder proposal if the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting. The Staff has indicated that stockholder proposals may be excluded when the stockholder proposal and a company-sponsored proposal present alternative and conflicting decisions for stockholders and an affirmative vote on both proposals could lead to an inconsistent, ambiguous or inconclusive result. See, e.g., The Walt Disney Company (November 16, 2009) (allowing the exclusion under Rule 14a-8(i)(9) of a stockholder proposal substantially similar to the Proposal, where the company submitted for stockholder approval amendments to its certificate of incorporation and bylaws that reduced the vote required (i) to approve certain business combinations from four-fifths of the outstanding shares to two-thirds of the outstanding shares and (ii) to amend the bylaws from two-thirds of the outstanding shares to a majority of the outstanding shares); Best Buy Co., Inc. (April 17, 2009) (allowing the exclusion under Rule 14a-8(i)(9) of a stockholder proposal that was substantially similar to the Proposal, where the company, a Minnesota corporation, submitted for stockholder approval amendments to its certificate of incorporation and bylaws that adopted either the voting requirements set forth in the Minnesota Business Corporation Act or a voting standard of 66-⅔% of the outstanding shares where there was no directly applicable statutory provision); and H.J. Heinz Co. (April 23, 2007) (allowing the exclusion under Rule 14a-8(i)(9) of a stockholder proposal to adopt a "simple majority vote to apply to the greatest extent possible," where the company submitted for stockholder approval amendments to its certificate of incorporation and bylaws that reduced their supermajority voting requirements from 80% of the shares outstanding to 60% of the shares outstanding to approve certain business combinations and to amend certain provisions of the company's certificate of incorporation and bylaws).

The Proposal requests that the Board "take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against any proposal in compliance with applicable laws." As discussed above, the Board adopted resolutions on November 12, 2009 containing the Amendments and directed that the Amendments be submitted to stockholders for approval at the 2010 Annual Meeting. The Proposal and the Amendments are in direct conflict with each other with respect to Articles TWELFTH and FIFTEENTH of the Charter.

Article TWELFTH

Article TWELFTH of the Charter contains the "fair price" provisions with respect to a business combination with an interested stockholder, each as defined in the Charter. Article TWELFTH requires the application of the fair price provisions to such a business combination and approval of the business combination by four-fifths of the outstanding voting stock, unless the business combination is approved by two-thirds of the continuing directors. The Proponent requested that the four-fifths voting requirement in Article TWELFTH be reduced to a simple majority vote. However, the Board determined that the better approach would be to delete Article TWELFTH, rather than simply reduce its voting requirement. If Article TWELFTH is deleted, Section 203 of the DGCL, which requires a two-thirds vote for approval of certain transactions with interested stockholders, would be the governing provision. Therefore, the Company's Amendments, which would delete Article TWELFTH, specifically conflict with the Proposal, which would keep Article TWELFTH, but reduce its voting requirements to a simple majority.

Article FIFTEENTH

Article FIFTEENTH of the Charter requires that amendments of certain provisions of the Charter be approved by four-fifths of the outstanding voting stock, unless the amendments are recommended to stockholders by two-thirds of the continuing directors. The Proponent requested that the four-fifths voting requirement in Article FIFTEENTH be reduced to a simple majority. The Board, however, determined to delete Article FIFTEENTH, rather than simply reduce its voting requirement. If Article FIFTEENTH is deleted, Section 242(b)(1) of the DGCL would be the default provision and would require that Charter amendments be approved by a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class. Therefore, the Company's Amendments, which would delete Article FIFTEENTH, specifically conflict with the Proposal, which would keep Article FIFTEENTH, but reduce its voting requirements to a simple majority.

If the Proposal is included in the Company's proxy materials, it would conflict directly with the Company's Amendments as discussed above, and affirmative votes on both the Proposal and the Company's Amendments could lead to inconsistent, ambiguous or inconclusive results. If the Proposal and the Company's Amendments both receive the affirmative vote of a majority of the stock present in person or represented by proxy and entitled to vote at the 2010 Annual Meeting, but do not receive the number of votes necessary to amend the Charter, the Company would be unable to determine whether it should (i) take steps to implement the Proposal by submitting amendments conforming to the Proposal at the next annual meeting or (ii) because the Amendments were not approved, conclude that there is insufficient support for reducing the supermajority voting requirements and take no further action. Alternatively, if both the Proposal and the Company's Amendments are approved by the necessary votes, the Company would be unable to determine what voting standard its stockholders supported and what further action the Company should take.

We, therefore, believe that the Proposal and the Supporting Statement may be properly excluded from the Company's proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(9).

Conclusion

We request that the Staff concur in our view that the Company may omit the Proposal and the Supporting Statement in their entirety from the 2010 proxy materials and that no enforcement action will be recommended by the Commission if the Proposal and the Supporting Statement are excluded.

Because the Company must file preliminary proxy materials with the Commission, we respectfully request a response from the Staff no later than January 22, 2010.

Very truly yours,



Elizabeth W. Powers

Enclosures

cc: Paul K. Sandness, Esq.
Mr. Gerald R. Armstrong

Exhibit A

Exhibit A



FISMA & OMB Memorandum M-07-16

November 6, 2009

MDU RESOURCES GROUP, INC.
Attention: Paul K. Sandness, Secretary
Post Office Box 5650
Bismarck, North Dakota 58506-5650

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of MDU RESOURCES GROUP, INC., at the coming annual meeting in 2010, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 1,420.582 shares, an amount which will likely be increased through participation in the dividend reinvestment plan, and shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if sufficient amendments and actions are taken by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** : together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, $hareholder

Express Mail No. EH 527435027 US

RESOLUTION

That the shareholders of MDU RESOURCES GROUP, INC. request our board to take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for or against any proposal in compliance with applicable laws.

STATEMENT

Currently, a 1% minortiy can frustrate the will of a 79% shareholder majority as the super-majority requirements (80%), can be nearly impossible to obtain. Super-majority requirements are arguably used to block initiatives supported by most shareholders but opposed by management.

The merits of this Simple Majority Vote proposal should also be considered in the context of need for improvement to MDU's 2009 reported governance practices.

The guidelines, as stated on page 62 of the proxy statement for last year's annual meeting state:

"In evaluating director candidates, the (Nominating and Governance) committee consider an individual's

- background, character, and experience
- success in the individual's chosen field
- skill in the areas of accounting and financial management, banking, general management, ... operations, ... law
- prior and future compliance with applicable law and all [emphasis added] applicable to corporate governance."

One Director, Patricia L. Moss, has been Chief Executive Officer of Cascade Bancorp and its subsidiary, Bank of the Cascades, since 1998.

On August 27, 2009, Bank of the Cascades entered into an agreement with the Federal Deposit Insurance Corporation and Oregon Division of Finance an Order to Cease and Desist against the bank which requires the following corrective actions:

- retain qualified management
- improve its capital
- maintain liquidity reserves
- reduce its level of non-performing assets
- improve management practices
- maintain allowance for loan losses at appropriate level
- its directors to assume full responsibility for the approval of sound policies and objectives
- to reduce non-performing loans
- to develop a strategic plan for improving and sustaining earnings and a plan for liquidity

The market price of shares of Cascade Bancorp has diminished from the mid-$20's range to just about a dollar per share. Likewise, its dividends were first diminished in mid-2008 by 90% and then eliminated in 2009.

These concerns show there is need for improvement. Please encourage our board to respond positively by voting FOR this proposal.

Exhibit B

Exhibit B


MDU RESOURCES
GROUP, INC.

1200 West Century Avenue
Mailing Address:
P.O. Box 5650
Bismarck, ND 58506-5650
(701) 530-1000

November 18, 2009

Via Federal Express – Overnight Delivery
Mr. Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal Regarding Supermajority Voting Provisions

Dear Mr. Armstrong:

This letter is in response to your letter of November 6, 2009 submitting a stockholder proposal for consideration at the 2010 annual meeting of the stockholders of MDU Resources Group, Inc. (the "Company"). Your proposal requests that the board of directors of the Company (the "Board") take the steps necessary so that supermajority voting requirements included in the Company's charter and bylaws are eliminated.

As discussed in our telephone conversation today, I am pleased to inform you that, as disclosed in Item 8.01 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 17, 2009, the Board adopted a resolution on November 12, 2009 approving amendments to eliminate the supermajority voting provisions included in Articles TWELFTH and FIFTEENTH of the Company's Restated Certificate of Incorporation (the "Charter"). These amendments will be submitted for approval by the stockholders of the Company at the 2010 annual meeting.

The Charter does not include any supermajority vote provisions except in Articles TWELFTH and FIFTEENTH, and there are no supermajority vote provisions included in the Company's bylaws.

Based on our conversation, it is my understanding that you will withdraw your resolution with the amendments adopted by the Board and with the Board's support of the resolution in the 2010 proxy statement. Please confirm in writing that my understanding is correct. We would appreciate hearing from you by November 30, 2009 or as promptly as possible. Thank you.

Sincerely yours,

Paul K. Sandness
General Counsel and Secretary

Exhibit C

Exhibit C

RESOLVED, that the Board of Directors of MDU Resources Group, Inc. (the "Corporation") hereby declares it advisable:

(A) That the provisions requiring a supermajority vote by stockholders set forth in Articles TWELFTH and FIFTEENTH of the Restated Certificate of Incorporation of the Corporation be repealed, and that certain technical amendments to the provisions of Articles THIRTEENTH and FOURTEENTH of the Restated Certificate of Incorporation of the Corporation be adopted in connection with the repeal of such supermajority vote provisions and the declassification of the Board of Directors of the Corporation effected in 2007, effective at the close of business on the date on which the appropriate Certificate of Amendment to the Corporation's Restated Certificate of Incorporation is filed in the office of the Secretary of State of the State of Delaware;

(B) That, in order to effect the foregoing, the Restated Certificate of Incorporation of the Corporation, as heretofore amended, be further amended by amending Articles TWELFTH, THIRTEENTH, FOURTEENTH and FIFTEENTH as follows:

TWELFTH. **[RESERVED]**

~~Part I. For the purposes of this Article TWELFTH, the following terms shall have the meaning hereinafter set forth:~~

~~(a) "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in the General Rules and Regulations under the Securities Exchange Act of 1934 as in effect on January 1, 1985.~~

~~(b) A person shall be a "Beneficial Owner" of any Voting Stock:~~

~~(i) which such person or any of its Affiliates or Associates (as herein defined) beneficially owns, directly or indirectly; or~~

~~(ii) which such person or any of its Affiliates or Associates has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding; or~~

~~(iii) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.~~

~~(c) "Business Combination" shall mean any of the following:~~

~~(i) any merger or consolidation of the Corporation or any Subsidiary with (A) any Interested Stockholder or (B) any other corporation (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate of an Interested Stockholder; or~~

~~(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder or any Affiliate of any Interested Stockholder of any assets of the Corporation or any Subsidiary having an aggregate Fair Market Value of $5,000,000 or more but shall not include transactions between the Corporation and its Subsidiaries; or~~

~~(iii) the issuance or transfer by the Corporation or any subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any subsidiary to any Interested Stockholder or any Affiliate of any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of $5,000,000 or more; or,~~

~~(iv) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Stockholder or any Affiliate of any Interested Stockholder; or~~

~~(v) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, statutory share exchange, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate of any Interested Stockholder.~~

~~(d) "Continuing Director" shall mean any member of the Board of Directors of the Corporation (the "Board") who is unaffiliated with, and not a nominee of, the Interested Stockholder (as such term is used in the context of a Business Combination) and was a member of the Board prior to the time that the Interested Stockholder became an Interested Stockholder and any successor of a Continuing Director who is unaffiliated with, and not a nominee of, the Interested Stockholder and is designated to succeed a Continuing Director by two thirds of Continuing Directors then on the Board.~~

~~(e) "Fair Market Value" means:~~

~~(i) in the case of stock, the highest closing sale price during the thirty-day period immediately preceding the date in question of a share of such stock on the Composite Tape for the New York Stock Exchange-Listed Stocks, or, if such stock is not quoted on the Composite Tape for the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the thirty-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") or, if NASDAQ is not then in use, any other system then in use, or, if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by two-thirds of the Continuing Directors in good faith; and~~

~~(ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by a majority of the Continuing Directors in good faith.~~

~~(f) "Institutional Voting Stock" shall mean any class of Voting Stock which was issued to and continues to be held solely by one or more insurance companies, pension funds, commercial banks, savings banks and/or similar financial institutions or institutional investors.~~

~~(g) "Interested Stockholder" shall mean any person (other than the Corporation or any Subsidiary) who or which:~~

(i) is the Beneficial Owner, directly or indirectly, of more than 10 percent of the voting power of the then outstanding Voting Stock; or

(ii) is an Affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question, became the Beneficial Owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding Voting Stock; or

(iii) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

For the purpose of determining whether a person is an Interested Stockholder pursuant to this paragraph (g), the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of paragraph (b) of this Part I but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(h) In the event of any Business Combination in which the Corporation survives the phrase "consideration other than cash to be received" as used in Sections (a) and (b) of Part II of this Article TWELFTH shall include the shares of Common Stock and/or the shares of any other class of outstanding Voting Stock retained by the holders of such shares.

(i) A "person" shall mean any individual, firm, partnership, trust, corporation or other entity.

(j) "Subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of Interested Stockholder set forth in paragraph (g) of this Part I, the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

(k) "Voting Stock" shall mean each share of stock of the Corporation generally entitled to vote in elections of directors.

The Continuing Directors of the Corporation shall have the power and duty to determine, for the purposes of this Article TWELFTH, on the basis of information known to them after reasonable inquiry, all facts necessary to determine the applicability of the various provisions of this Article TWELFTH, including (a) whether a person is an Interested Stockholder, (b) the number of shares of Voting Stock beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, and (d) whether a class of Voting Stock is Institutional Voting Stock. Any such determination made in good faith shall be binding and conclusive on all parties.

PART II.

Except as otherwise expressly provided in Part III of this Article TWELFTH and in addition to any other provision of law and as may otherwise be set forth in the Certificate of Incorporation, the consummation of any Business Combination shall require that all of the following conditions shall have been met:

(a) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the highest of the following:

(i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of Common Stock acquired by it (A) within the two-year period immediately prior to the first public announcement of the proposal of the Business Combination (the "Announcement Date") or (B) in the transaction in which it became an Interested Stockholder, whichever is highest;

(ii) the Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (such latter date is referred to in this Article TWELFTH as the "Determination Date"), whichever is higher; and

~~(iii) (if applicable) the price per share equal to the Fair Market Value per share of Common Stock determined pursuant to paragraph (ii) above, multiplied by the ratio of (A) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of Common Stock acquired by it within the two-year period immediately prior to the Announcement Date to (B) the Fair Market Value per share of Common Stock on the first day in such two-year period upon which the Interested Stockholder acquired any shares of Common Stock.~~

~~(b) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of shares of any class of outstanding Voting Stock other than Common Stock (and other than Institutional Voting Stock), shall be at least equal to the highest of the following (it being intended that the requirements of this paragraph (b) shall be required to be met with respect to every class of outstanding Voting Stock, whether or not the Interested Stockholder has previously acquired any shares of a particular class of Voting Stock):~~

~~(i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of such class of Voting Stock acquired by it (A) within the two-year period immediately prior to the Announcement Date or (B) in the transaction in which it became an Interested Stockholder, whichever is higher;~~

~~(ii) (if applicable) the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation;~~

~~(iii) the Fair Market Value per share of such class of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher; and~~

~~(iv) (if applicable) the price per share equal to the Fair Market Value per share of such class of Voting Stock determined pursuant to paragraph (b)(iii) above, multiplied by the ratio of (A) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of such class of Voting~~

~~Stock acquired by it within the two-year period immediately prior to the Announcement Date to (B) the Fair Market Value per share of such class of Voting Stock on the first day in such two-year period upon which the Interested Stockholder acquired any shares of such class of Voting Stock.~~

~~(c) The consideration to be received by holders of a particular class of outstanding Voting Stock (including Common Stock) shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of Voting Stock. If the Interested Stockholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by it.~~

~~(d) After such Interested Stockholder has become an Interested Stockholder and prior to the consummation of such Business Combination:~~

~~(i) except as approved by two-thirds of the Continuing Directors, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on the outstanding Preferred Stock;~~

~~(ii) there shall have been (A) no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by two-thirds of the Continuing Directors, and (B) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by two-thirds of the Continuing Directors; and~~

~~(iii) such Interested Stockholder shall have not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder.~~

~~(e) After such Interested Stockholder has become an Interested Stockholder, such Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages~~

~~provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise.~~

~~(f) A proxy or information statement describing the proposed Business Combination and containing the information specified for proxy or information statements under the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to stockholders of the Corporation at least thirty days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).~~

~~PART III.~~

~~Unless the Business Combination shall have been approved by two-thirds of the Continuing Directors, (a) the provisions of Part II of this Article TWELFTH shall be applicable to each particular Business Combination, and (b) any such Business Combination shall be approved by the affirmative vote of at least four-fifths of the voting power of all shares of Voting Stock (considered for purposes of this Article TWELFTH as one class, it being understood that for purposes of this Article TWELFTH, each share of Voting Stock shall have the number of votes granted to it pursuant to Article FOURTH of the Certificate of Incorporation).~~

~~PART IV.~~

~~Nothing contained in this Article TWELFTH shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.~~

THIRTEENTH. (a) The business and affairs of the Corporation shall be managed by the Board of Directors consisting of not less than six nor more than fifteen persons. The exact number of directors within the limitations specified in the preceding sentence shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by two-thirds of the Continuing Directors. The directors need not be elected by ballot unless required by the By-Laws of the Corporation.

At each annual meeting of stockholders, the directors shall be elected for terms expiring at the next annual meeting of stockholders~~; provided, however, that each director elected at the annual meetings of stockholders held in 2005, 2006 and 2007 shall~~

serve for the full three-year term to which such director was elected. Each director shall hold office for the term for which he is elected or appointed and until his successor shall be elected and qualified or until his earlier resignation, removal from office or death, or until he shall resign or be removed.

In the event of any increase or decrease in the authorized number of directors, each director then serving as such shall nevertheless continue as director until the expiration of his current term, or until his earlier resignation, removal from office or death.

(b) Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a two-thirds vote of the Continuing Directors then in office, or a sole remaining director, although less than a quorum, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders. If one or more directors shall resign from the Board effective as of a future date, such vacancy or vacancies shall be filled pursuant to the provisions hereof, and such new directorship(s) shall become effective when such resignation or resignations shall become effective, and each director so chosen shall hold office for a term expiring at the next annual meeting of stockholders.

(c) **[RESERVED]**

Any director or the entire Board of Directors may be removed; however, such removal must be for cause and must be approved as set forth in this Section. Except as may otherwise be provided by law, cause for removal shall be construed to exist only if: (i) the director whose removal is proposed has been convicted, or where a director was granted immunity to testify where another has been convicted, of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) such director has been grossly negligent in the performance of his duties to the Corporation; or (iii) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his ability as a director of the Corporation, and such adjudication is no longer subject to direct appeal.

Removal for cause, as cause is defined above, must be approved by at least a majority vote of the shares of the Corporation then entitled to be voted at an election for that director, and the action

~~for removal must be brought within three months of such conviction or adjudication.~~

~~Notwithstanding the foregoing, and except as otherwise provided by law, in the event that Preferred Stock of the Corporation is issued and holders of any one or more series of such Preferred Stock are entitled, voting separately as a class, to elect one or more directors of the Corporation to serve for such terms as set forth in the Certificate of Incorporation, the provisions of this Article THIRTEENTH, Section (c), shall also apply, in respect to the removal of a director or directors so elected to the vote of the holders of the outstanding shares of that class and not to the vote of the outstanding shares as a whole.~~

(d) Any directors elected pursuant to special voting rights of one or more series of Preferred Stock, voting as a class, shall be excluded from, and for no purpose be counted in, the scope and operation of the foregoing provisions, unless expressly stated.

(e) For purposes of this Article THIRTEENTH, the following terms shall have the meanings hereinafter set forth:

(i) "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in the General Rules and Regulations under the Securities Exchange Act of 1934 as in effect on January 1, 1985.

(ii) A person shall be a "Beneficial Owner" of any Voting Stock:

(A) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly; or

(B) which such person or any of its Affiliates or Associates has (1) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (2) the right to vote pursuant to any agreement, arrangement or understanding; or

(C) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

(iii) "Continuing Director" shall mean any member of the Board of Directors of the Corporation who is unaffiliated with, and not a nominee of, any Interested Stockholder and was a member of the Board of Directors prior to the time that any Interested Stockholder became an Interested Stockholder and any successor of a Continuing Director who is unaffiliated with, and not a nominee of, any Interested Stockholder and is designated to succeed a Continuing Director by two-thirds of the Continuing Directors then on the Board of Directors.

(iv) "Interested Stockholder" shall mean any person (other than the Corporation or any Subsidiary) who or which:

(A) is the Beneficial Owner, directly or indirectly, of more than 10 percent of the voting power of the then outstanding Voting Stock; or

(B) is an Affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question, became the Beneficial Owner, directly or indirectly, of more than 10 percent of the voting power of the then outstanding Voting Stock; or

(C) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

For the purpose of determining whether a person is an Interested Stockholder pursuant to this Article THIRTEENTH, Section (e)(iv), the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of Section (e)(ii) of this Article THIRTEENTH but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(v) A "person" shall mean any individual, firm, partnership, trust, corporation or other entity.

(vi) "Subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of Interested Stockholder set forth in Section (e)(iv) of this Article THIRTEENTH, the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

(vii) "Voting Stock" shall mean each share of stock of the Corporation generally entitled to vote in elections of directors.

The Continuing Directors of the Corporation shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine the applicability of the various provisions of this Article THIRTEENTH, including (A) whether a person is an Interested Stockholder, (B) the number of shares of Voting Stock beneficially owned by any person, and (C) whether a person is an Affiliate or Associate of another. Any such determination made in good faith shall be binding and conclusive on all parties.

(f) Capitalized terms used and not defined in Article FOURTEENTH or in Article SIXTEENTH of the Certificate of Incorporation which are defined in Section (e) of this Article THIRTEENTH shall have the meanings, for purposes of Article FOURTEENTH and Article SIXTEENTH of the Certificate of Incorporation, ascribed to such terms in Section (e) of this Article THIRTEENTH.

FOURTEENTH. The Board of Directors, in evaluating any proposal by another party to (a) make a tender or exchange offer for any securities of the Corporation, (b) effect a ~~Business Combination (as defined in Article TWELFTH),~~merger, consolidation or other business combination of the Corporation or (c) effect any other transaction having an effect upon the properties, operations or control of the Corporation similar to a tender or exchange offer ~~or Business Combination~~for any securities of the Corporation or a merger, consolidation or other business combination of the Corporation, as the case may be, whether by an Interested Stockholder ~~(as defined in Article TWELFTH)~~ or otherwise, may, in connection with the exercise of its judgment as to what is in the best interests of the Corporation and its stockholders, give due consideration to the following:

(i) the consideration to be received by the Corporation or its stockholders in connection with such transaction in relation not only to the then current market price for the outstanding capital stock of the Corporation, but also to the market price for the capital stock of the Corporation over a period of years, the estimated price that might be achieved in a negotiated sale of the Corporation as a whole or in part through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices and the Corporation's financial condition, future prospects and future value as an independent Corporation;

(ii) the character, integrity and business philosophy of the other party or parties to the transaction and the management of such party or parties;

(iii) the business and financial conditions and earnings prospects of the other party or parties to the transaction, including, but not limited to, debt service and other existing or likely financial obligations of such party or parties, the intention of the other party or parties to the transaction regarding the use of the assets of the Corporation to finance the acquisition, and the possible effect of such conditions upon the Corporation and its Subsidiaries and the other elements of the communities in which the Corporation and its Subsidiaries operate or are located;

(iv) the projected social, legal and economic effects of the proposed action or transaction upon the Corporation or its Subsidiaries, its employees, suppliers, customers and others having similar relationships with the Corporation, and the communities in which the Corporation and its Subsidiaries do business;

(v) the general desirability of the continuance of the Corporation as an independent entity; and

(vi) such other factors as the Continuing Directors may deem relevant.

FIFTEENTH. **[RESERVED]** ~~Notwithstanding anything to the contrary contained in this Certificate of Incorporation or the By-Laws of the Corporation (and notwithstanding the fact that a lesser percentage may be specified~~

> ~~by law, this Certificate of Incorporation or the By-Laws of the Corporation), the affirmative vote of the holders of at least four-fifths of the voting power of the then outstanding Voting Stock shall be required to amend, alter, change or repeal, or to adopt any provision inconsistent with, Articles TWELFTH, THIRTEENTH, FOURTEENTH, FIFTEENTH and SIXTEENTH of this Certificate of Incorporation, provided that such four-fifths vote shall not be required for any amendment, alteration, change or repeal recommended to the stockholders by two-thirds of the Continuing Directors, as defined in Article TWELFTH.~~

FURTHER RESOLVED, that the Board of Directors hereby directs that this resolution and above proposed amendments be attached as an exhibit to the proxy statement for the Corporation's 2010 Annual Meeting of Stockholders for consideration by the stockholders entitled to vote in respect thereof;

FURTHER RESOLVED, that upon approval of the proposed amendments to the Restated Certificate of Incorporation by the stockholders, the proper officers of the Corporation be, and each of them hereby is, authorized and directed to file a Certificate of Amendment to the Corporation's Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, to amend the Corporation's Registration Statement on Form 8-A relating to the common stock of the Corporation, and to file any and all other documents and to take any and all such further action as they deem necessary or appropriate to reflect such amendments.